SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-102)
(Amendment No. 2)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)

J. Ken Nunley Padmore Holdings, Ltd. 1100 N.W. Loop 410, Suite 207 San Antonio, Texas 78213 (830) 816-3333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 29, 2007 thru March 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)
(Page 1 of 10 Pages)

1.	NAME OF REPORTING PERSONS: Padmore Holdings, Ltd. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,880,550
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,880,550
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,880,550
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.19%
14.	TYPE OF REPORTING PERSON CO
*  See Item 2 hereof

(Page 2 of 10 Pages)

1.	NAME OF REPORTING PERSONS: Lynn Booker IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,880,550**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,880,550**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,880,550**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.19%
14.	TYPE OF REPORTING PERSON IN
*  See Item 2 hereof.
** See Item 5 hereof.

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1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,880,550**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,880,550**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,247.5
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.33%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
** See Item 5 hereof.

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1.	NAME OF REPORTING PERSONS: Douglas McClain, Sr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,055
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.

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1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,880,550**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,880,550**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,247.5
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.33%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
** See Item 5 hereof.

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ITEM 1.  SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 10815 Rancho Bernardo Road, Suite 101, San Diego, California 92127

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed by Padmore Holdings, Ltd., a British Virgin Islands company (“Padmore”), and the other persons named on Exhibit A to the original filing hereof (each a “Reporting Person” and together the “Reporting Persons”).  Exhibit A also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.

Padmore is the owner of 13,880,550 shares of Common Stock of the Issuer.  Padmore is jointly owned by James T. Miceli, Douglas McClain, Jr. and Douglas McClain, Sr., whose interests are 45%, 45% and 10%, respectively.  Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock of the Issuer owned by Padmore, subject to the interests of the beneficial owners which interests shall be determined exclusively by Messrs. James T. Miceli and Douglas McClain, Jr.

Except as expressly set forth herein, the joint filing of this Schedule 13D shall not be construed as an admission that any person named herein is the beneficial owner of any or all of the securities of the Issuer owned or to be owned or acquired by any other person for the purposes of this Schedule 13D, or for any other purpose, and each such person disclaims beneficial ownership of all of the securities of the Issuer owned by such other persons.

During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director of Padmore, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Padmore disposed of an aggregate of 210,000 shares of Common Stock of the Issuer to two individuals on November 29, 2007 as gifts for no consideration.

Padmore disposed of 200,000 shares of Common Stock of the Issuer to one individual on December 11, 2007 as a gift for no consideration.

Padmore disposed of an aggregate of 910,000 shares of Common Stock of the Issuer to three individuals on January 3, 2008 as gifts for no consideration.

Padmore disposed of an aggregate of 410,000 shares of Common Stock of the Issuer to two individuals/entities on February 4, 2008 as gifts for no consideration.

Padmore disposed of an aggregate of 322,000 shares of Common Stock of the Issuer to three individuals/entities on April 15, 2008 as gifts for no consideration.

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Padmore disposed of an aggregate of 595,000 shares of Common Stock of the Issuer to five individuals on June 10, 2008 as gifts for no consideration.

Padmore disposed of 10,000 shares of Common Stock of the Issuer to one individual on June 24, 2008 as a gift for no consideration.

Padmore disposed of an aggregate of 51,500 shares of Common Stock of the Issuer to three individuals/entities on July 14, 2008 as gifts for no consideration.

Padmore disposed of an aggregate of 750,000 shares of Common Stock of the Issuer to three individuals/entities on July 25, 2008 as gifts for no consideration.

Padmore disposed of 30,000 shares of Common Stock of the Issuer to one individual on November 3, 2008 as a gift for no consideration.

Padmore disposed of 500,000 shares of Common Stock of the Issuer to one individual family member on  November 21, 2008 as a gift for no consideration.

Padmore disposed of 35,000 shares of Common Stock of the Issuer to one individual on  March 6, 2009 as a gift for no consideration.

Padmore transferred 15,000 shares of Common Stock of the Issuer on November 29, 2007, 50,000 shares of Common Stock of the Issuer on November 3, 2008 and 100,000 shares of Common Stock of the Issuer on December 22, 2008 to Bear Creek Advisors LLC or Bear Creek Capital LLC, consultants to the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

Between November 29, 2007 and March 6, 2009, Padmore gifted an aggregate of 4,188,500 shares of Common Stock of the Issuer for no consideration to individuals and entities as described in Item 3, above. Padmore continues to own 13,880,550 shares of Common Stock of the Issuer.

James T. Miceli has had numerous conversations with other stockholders of the Issuer who believe that a short position exists in the Issuer's stock. James T. Miceli and the other stockholders of the Issuer are considering ways to address the short position. Proposals have included a reverse stock split or retirement of most of the outstanding shares of the Issuer. Douglas A. McClain, Jr. has not been involved in any of these conversations nor has he reviewed or approved any proposals in any capacity including as an officer, director or 45% owner of Padmore Holdings, Ltd.

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate.  Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a)	Amount beneficially owned: 13,880,550 shares of Common Stock
Percent of class: 5.19% based on 267,552,719 shares of Common Stock issued and outstanding

(b)	Number of shares as to which the Reporting Persons have:

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(i)	Sole power to vote or to direct the vote - 0
(ii)	Shared power to vote or to direct the vote - 13,880,550**
(iii)	Sole power to dispose or to direct the disposition of - 0
(iv)	Shared power to dispose or to direct the disposition of - 13,880,550**

(c)	The information with respect to the disposition of the Common Stock of the Issuer by Padmore, as set forth in Item 3, is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.
** Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock of the Issuer owned by Padmore, subject to the interests of the beneficial owners which interests shall be determined exclusively by Messrs. James T. Miceli and Douglas McClain, Jr.

 ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Padmore was subject to a Sales Plan Agreement dated August 23, 2007 (but effective on or about October 26, 2007) between Padmore and BMA Securities Inc. that contained certain plans with regard to future sales by Padmore of the Common Stock of the Issuer (previously filed), which agreement expired by its terms on or about October 27, 2008.

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SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 11, 2010

PADMORE HOLDINGS, LTD.

By:/s/ Lynn Booker
Name: Lynn Booker Title: Director

/s/ James T. Miceli
James T. Miceli

/s/ Douglas McClain, Jr.
Douglas McClain, Jr.

/s/ Douglas McClain, Sr.
Douglas McClain, Sr.

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